FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

Securities Exchange Act of 1934

For the month of June 2003

HOLMES FINANCING (No 4) PLC
HOLMES FUNDING LIMITED
HOLMES TRUSTEES LIMITED

(Translation of registrant's name into English)

Abbey National House, 2 Triton Square, Regent's
Place, London NW1 3AN, England
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F . . . .X. . . . Form 40-F . . . .

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes . . . . No . . .X. . . .

Holmes Financing No 4 plc
Periodic Report re Holmes Trustees Limited and Holmes Funding Limited
For Period 09 April 2003 to 08 May 2003

All values are in thousands of pounds sterling unless otherwise stated

Mortgage Asset Analysis

Analysis of Mortgage Trust Movements

	Current Period	
	Number	£000's
Brought Forward	360,616	23,881,708
Replenishment	16,685	1,249,693
Repurchased	(6,232)	(442,786)
Redemptions	(9,541)	(785,086)
Losses	(10)	(28)
Capitalised Interest	0	1,136
Other Movements	0	1
Carried Forward	361,518	23,904,638

	Cumulative	
	Number	£000's
Brought Forward	115,191	6,399,214
Replenishment	534,960	37,933,740
Repurchased	(131,951)	(9,194,417)
Redemptions	(156,451)	(11,239,233)
Losses	(231)	(620)
Capitalised Interest	0	5,954
Other Movements	0	0
Carried Forward	361,518	23,904,638

	Period CPR	Annualised CPR	
1 Month	5.14%	80.36%	**(including
3 Month	13.70%	68.33%	redemptions and
12 Month	55.66%	55.66%	repurchases)

** The annualised CPR's are expressed as a percentage of the
outstanding balance at the end of the period

Asset Profiles

Weighted Average Seasoning	33.85	months
Weighted Average Loan size	£66,122.95	
Weighted Average LTV	77.05%	*** (see below)
Weighted Average Remaining Term	19.06	Years

Holmes Financing No 4 plc
Periodic Report re Holmes Trustees Limited and Holmes Funding Limited
For Period 09 April 2003 to 08 May 2003

All values are in thousands of pounds sterling unless otherwise stated

Product Type Analysis	£000's	%
Variable Rate	10,914,858	45.66%
Fixed Rate	5,335,515	22.32%
Tracker Rate	7,654,265	32.02%
	23,904,638	100.00%

As at 8th May 2003 approximately 6% of the loans were flexible loans

Mortgage Standard Variable Rate

Effective Date	Rate
01 March 2003	5.79%
01 November 2002	5.94%
01 December 2001	6.10%

Geographic Analysis

Region	Number	£000's	%
East Anglia	14,044	835,463	3.49%
East Midlands	19,181	1,067,569	4.47%
Greater London	62,382	5,318,350	22.25%
North	15,679	748,365	3.13%
North West	42,073	2,158,184	9.03%
Scotland	11,060	595,521	2.49%
South East	96,059	7,540,234	31.54%
South West	28,387	1,833,498	7.67%
Wales	18,538	897,943	3.76%
West Midlands	24,469	1,372,760	5.74%
Yorkshire and Humberside	23,262	1,135,190	4.75%
Unknown	6,384	401,561	1.68%
Total	361,518	23,904,638	100.00%

Holmes Financing No 4 plc
Periodic Report re Holmes Trustees Limited and Holmes Funding Limited
For Period 09 April 2003 to 08 May 2003

All values are in thousands of pounds sterling unless otherwise stated

Original LTV Bands

Range	Number	£000's	%
0.00 - 25.00	6,925	278,080	1.16%
25.01 - 50.00	42,268	2,274,873	9.52%
50.01 - 75.00	99,554	7,024,562	29.39%
75.01 - 80.00	19,230	1,389,708	5.81%
80.01 - 85.00	24,786	1,858,958	7.78%
85.01 - 90.00	53,563	4,100,481	17.15%
90.01 - 95.00	115,192	6,977,976	29.19%
Total	361,518	23,904,638	100.00%

*** The balance is the current outstanding balance on the account
including accrued interest. The LTV is that at origination and
excludes any capitalised high loan to value fees, valuation fees
or booking fees.

Arrears

Band	Number	Principal	Overdue	%
Current	351,349	23,307,378	(2,653)	97.52%
1.00 - 1.99 months	6,396	372,956	3,030	1.56%
2.00 - 2.99 months	1,652	98,004	1,441	0.41%
3.00 - 3.99 months	798	46,432	985	0.19%
4.00 - 4.99 months	474	26,829	724	0.11%
5.00 - 5.99 months	261	15,677	524	0.07%
6.00 -11.99 months	502	27,706	1,350	0.12%
12 months and over	35	1,628	157	0.01%
Properties in Possession	51	2,284	186	0.01%
Total	361,518	23,898,894	5,744	100.00%

Definition of Arrears
This arrears multiplier is calculated as the arrears amount (which is
the difference between the expected monthly repayments and the
amount that has actually been paid, i.e. a total of under and/or
over payments) divided by the monthly amount repayable. It is
recalculated every time the arrears amount changes, i.e. on the
date when a payment is due.

Holmes Financing No 4 plc
Periodic Report re Holmes Trustees Limited and Holmes Funding Limited
For Period 09 April 2003 to 08 May 2003

All values are in thousands of pounds sterling unless otherwise stated

Movement in Shares of Trust

	Funding	Seller
	£000's	£000's
Balance Brought Forward	15,437,325	8,444,383
Replenishment of Assets	0	1,249,693
Acquisition by Funding	0	0
Distribution of Principal Receipts	(800,964)	(426,907)
Allocation of Losses	(18)	(10)
Share of Capitalised Interest	734	402
Payment Re Capitalised Interest	(734)	734
Balance Carried Forward	14,636,343	9,268,295

Carried Forward Percentage	61.22805%	38.77195%

Minimum Seller Share	955,955	4.00%

Cash Accumulation Ledger

	£000's
Brought Forward	660,504
Additional Amounts Accumulated	480,642
Payment of Notes	(60,500)
Carried Forward	1,080,646

Target Balance	1,080,646 payable on 15th July 2003

Liquidity Facilities	Drawn £000's	Undrawn £000's
Holmes Funding	£0	£25,000
Holmes Financing 1	£0	£25,000
Holmes Financing 2	£0	£25,000
Holmes Financing 3	£0	£25,000
Holmes Financing 4	£0	£25,000
Holmes Financing 5	£0	£25,000
Holmes Financing 6	£0	£25,000

Excess Spread

Quarter to 15/4/03	0.6113%
Quarter to 15/1/03	0.5960%
Quarter to 15/10/2002	0.5892%
Quarter to 15/7/2002	0.5891%

Holmes Financing No 4 plc
Periodic Report re Holmes Trustees Limited and Holmes Funding Limited
For Period 09 April 2003 to 08 May 2003

All values are in thousands of pounds sterling unless otherwise stated

Reserve Funds	First Reserve	Second Reserve
Balance as at 15/04/2003	£224,153,726.50	£56,890,739.99
Required Amount as at 15/04/2003	£350,000,000.00	£154,931,296.00
Percentage of Notes	1.53%	0.39%

Properties in Possession

Stock

	Current Period	
	Number	£000's
Brought Forward	44	1,484
Repossessed in Period	18	1,494
Sold in Period	(11)	(508)
Carried Forward	51	2,470

	Cumulative	
	Number	£000's
Repossessed to date	293	13,929
Sold to date	(242)	(11,459)
Carried Forward	51	2,470

Repossession Sales Information

Average time Possession to Sale	79	Days
Average arrears at time of Sale	£3,025	

MIG Claim Status

	Number	£000's
MIG Claims made	144	1,079
MIG Claims outstanding	3	13

Average time claim to payment	36

Trigger Events

There has been no debit to the AAA Principal Deficiency Ledger

The Seller has not suffered an Insolvency Event

The Seller is still the Servicer

The Outstanding Principal balance is in excess of £21 billion

Holmes Financing No 4 plc
Periodic Report re Holmes Trustees Limited and Holmes Funding Limited
For Period 09 April 2003 to 08 May 2003

All values are in thousands of pounds sterling unless otherwise stated

Retired Class A Notes

Date Retired	Holmes 1	Holmes 2	Holmes 3	Holmes4	Holmes 5	Holmes 6	Holmes 7
02Q3	-	703	-	-	352	-	-
02Q4	-	-	-	-	352	-	-
03Q1	-	-	750	-	-	-	-

Outstanding Class A Notes

Expected Redemption	Holmes 1	Holmes 2	Holmes 3	Holmes4	Holmes 5	Holmes 6	Holmes 7
03Q2	-	-	-	-	-	-	-
03Q3	600	-	-	-	-	481	-
03Q4	-	176	-	191	-	481	-
04Q1	-	176	-	191	-	-	241
04Q2	-	176	-	191	-	-	241
04Q3	-	176	-	191	-	-	-
04Q4	-	-	-	-	698	-	-
05Q1	-	-	750	-	-	-	-
05Q2	-	-	-	-	-	801	-
05Q3	650	-	-	-	-	-	-
05Q4	-	125	-	-	-	-	-
06Q1	-	125	-	-	-	-	803
06Q2	-	125	-	-	-	-	-
06Q3	-	125	500	1,340	-	-	-
06Q4	-	-	-	350	875	-	-
07Q1	-	-	-	-	-	-	161
07Q2	-	-	-	-	-	634	161
07Q3	575	-	-	-	-	-	-
07Q4	-	300	-	-	-	770	-
08Q1	-	-	-	-	-	-	-
08Q2	-	-	-	-	-	500	592
08Q3	-	-	-	-	-	-	-

Holmes Financing No 4 plc
Periodic Report re Holmes Trustees Limited and Holmes Funding Limited
For Period 09 April 2003 to 08 May 2003

All values are in thousands of pounds sterling unless otherwise stated

08Q4	-	-	-	-	-	-
09Q1	-	-	-	-	-	-
09Q2	-	-	-	-	-	-
09Q3	-	-	-	-	-	-
09Q4	-	-	-	-	-	-
10Q1	-	-	-	-	-	-
10Q2	-	-	-	-	-	-
10Q3 250	-	-	-	-	-	-
10Q4	-	-	-	-	-	-

Holmes Financing No 4 plc
Periodic Report re Holmes Trustees Limited and Holmes Funding Limited
For Period 09 April 2003 to 08 May 2003

All values are in thousands of pounds sterling unless otherwise stated



SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

HOLMES FINANCING (No 4) PLC

Dated: 2 June, 2003   **By / s / Natalie Weedon**
                                           (Authorised Signatory)